Exhibit 99.1

COMPTON PETROLEUM CORPORATION
SUPPLEMENTAL INFORMATION
as at June 30, 2009

Supplemental information to the June 30, 2009 Canadian GAAP unaudited consolidated financial statements as filed on August 6, 2009.

Overriding royalty sale

On September 26, 2009, the Corporation entered into a purchase and sale agreement for the sale of an overriding royalty(“ORR”) to a third party, effective October 1, 2009.  The transaction, which closed October 26, 2009, was for the sale of a 2.5% overriding royalty for gross proceeds of $47.5 million.  The agreement also provides for an option to purchase up to an additional 2.5% ORR for $47.5 million by December 24, 2009.

Assuming the full exercise of the option, the ORR will represent 5.0% of the gross production revenue on the Corporation's existing land base less certain transportation costs and marketing fees, calculated on a monthly basis.  Substantially all of the Corporation’s current proved, probable and possible assets are included in this ORR.

Sale proceeds will be netted against the Corporation’s petroleum and natural gas asset base without gain or loss, consistent with full cost accounting guidance.

Equity financing

On October 5, 2009, the Corporation closed a fully subscribed equity financing for total net proceeds of $161.4 million on a bought deal basis.  Pursuant to the financing, 138,000,000 units were issued at a price of $1.25 per unit.  Each unit was comprised of one common share and one common share purchase warrant.  Each share purchase warrant entitles the holder to acquire one additional common share at a price of $1.55 at any time prior to October 5, 2011.

Net proceeds from the financing were used to reduce the Corporation’s bank debt and to strengthen liquidity under management’s capital restructuring plan.

Reconciliation of consolidated financial statements to United States generally accepted accounting principles

These consolidated financial statements of Compton Petroleum Corporation (the “Corporation” or “Company”) have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which, in most respects, conforms to accounting principles generally accepted in the United States of America (“US GAAP”). The significant differences in those principles, as they apply to the Company’s statements of earnings and other comprehensive income, balance sheets, and statements of cash flow, are described below.

Reconciliation of Net Earnings (Loss) under Canadian GAAP to US GAAP:

	Six months ended June 30,		Years ended December 31,
	2009	2008	2008	2007	2006

Net earnings (loss) for period, as reported	$2,480	$(6,942)	$(43,003)	$129,266	$127,426

Adjustments
Depletion and depreciation, net (Note a)	15,733	(911)	(21,806)	(625)	(7,744)
Risk management gain, net (Note c)	-	-	-	-	1,166
Business combination, net (Note g)	-	-	-	(201)	-
Ceiling test write-down, net (Note a)	(272,678)	-	(566,441)	-	-

Net earnings (loss) - US GAAP	$(254,465)	$(7,853)	$(631,250)	$128,440	$120,848

Consolidated Statements of Earnings (Loss) - US GAAP

	Six months ended June 30,		Years ended December 31,
	2009	2008	2008	2007	2006

Revenue, net of royalties	$109,461	$276,375	$490,374	$403,540	$417,160

Expenses
Operating	41,302	57,290	113,792	101,478	102,643
Transportation	2,874	4,827	8,378	12,615	12,564
Strategic review and restructuring	2,158	6,234	32,568	-	-
General and administrative	14,382	16,238	33,146	31,328	26,231
Interest and finance charges	28,641	31,447	60,911	63,493	54,075
Depletion and depreciation (Note a)	411,940	82,562	942,301	152,245	153,964
Other (gains) and losses	(27,772)	12,077	113,782	(73,486)	(891)
Accretion of asset retirement obligations	1,500	1,637	3,142	2,718	2,257
Stock based compensation	1,701	6,616	10,778	11,034	10,488
Guarantee (Note f)	-	-	-	-	(375)
Loss on equity investment (Note g)	-	-	-	159	-
Risk management (gain) loss (Note c)	(10,961)	60,569	(21,539)	(6,014)	(65,363)

Earnings (loss) before taxes and non-controlling interest	(356,304)	(3,122)	(806,885)	107,970	121,567
Income tax recovery (Note a, g)	(104,257)	1,437	(181,257)	(26,602)	(6,279)
Non-controlling interest (Note f)	2,418	3,294	5,622	6,132	6,998

Net earnings (loss) - US GAAP	$(254,465)	$(7,853)	$(631,250)	$128,440	$120,848

Net earnings (loss) per common share - US GAAP
Basic	$(2.03)	$(0.06)	$(4.87)	$1.00	$0.95

Diluted	$(2.03)	$(0.06)	$(4.87)	$0.97	$0.90

Consolidated Statements of Other Comprehensive Income (Loss) - US GAAP

	Six months ended June 30,		Years ended December 31,
	2009	2008	2008	2007	2006

Net earnings (loss) - US GAAP	$(254,465)	$(7,853)	$(631,250)	$128,440	$120,848
Defined benefit pension plan (Note e)	26	26	434	67	-

Comprehensive income (loss)	$(254,439)	$(7,827)	$(630,816)	$128,507	$120,848

Consolidated Statements of Accumulated Other Comprehensive Income (Loss) - US GAAP

	Six months ended June 30,		Years ended December 31,
	2009	2008	2008	2007	2006

Balance, beginning of period	$(392)	$(826)	$(826)	$(893)	$-
Defined benefit pension plan (Note e)	26	26	434	67	(893)

Balance, end of period	$(366)	$(800)	$(392)	$(826)	$(893)

Condensed Consolidated Balance Sheets

	As at		As at December 31,
	June 30, 2009		2008		2007
	As Reported	US GAAP	As Reported	US GAAP Restated	As Reported	US GAAP Restated

Assets
Cash	$-	$-	$3,892	$3,892	$8,665	$8,665
Other current assets	69,543	69,543	85,664	85,664	107,357	107,357
Property and equipment (Note a)	2,050,920	913,238	2,088,668	1,293,579	2,116,834	2,106,073
Goodwill (Note g)	9,933	9,732	9,933	9,732	9,933	9,732
Other assets (Notes d, e)	581	8,926	426	9,605	291	9,403
Risk management gain	-	-	-	-	14,320	14,320
Future income taxes (Notes a, e)	-	2,654	-	-	-	-

	$2,130,977	$1,004,093	$2,188,583	$1,402,472	$2,257,400	$2,255,550

Liabilities and shareholders’ equity
Current liabilities	$401,519	$401,519	$127,695	$127,695	$160,170	$160,170
Long-term debt (Note d)	512,916	521,724	829,321	838,940	832,188	841,577
Asset retirement obligations	34,870	34,870	34,281	34,281	36,696	36,696
Risk management loss	7,487	7,487	-	-	1,585	1,585
Unfunded pension liability (Note e)	-	-	-	56	-	798
MPP term financing (Note i)	49,776	53,899	-	-	-	-
Future income taxes (Notes a, e)	282,214	-	302,834	103,607	293,494	290,203
Non-controlling interest	4,123	-	59,762	-	63,311	-

	1,292,905	1,019,499	1,353,893	1,104,579	1,387,444	1,331,029
Non-controlling interest	-	-	-	59,762	-	63,311
Capital stock (Note b)	237,349	267,336	237,703	267,690	235,871	265,858
Contributed surplus	34,286	34,286	33,030	33,030	24,233	24,233
Retained earnings (deficit)	566,437	(316,662)	563,957	(62,197)	609,852	571,945
Accumulated other comprehensive income (loss) (Note e)	-	(366)	-	(392)	-	(826)

	838,072	(15,406)	834,690	297,893	869,956	924,521

	$2,130,977	$1,004,093	$2,188,583	$1,402,472	$2,257,400	$2,255,550

Condensed Consolidated Statements of Cash Flow

	Six months ended June 30,		Years ended December 31,
	2009	2008	2008	2007	2006

Operating activities
Net earnings (loss)	$(254,465)	$(7,853)	$(631,250)	$128,440	$120,848
Amortization of deferred charges and other	785	837	7,422	8,648	1,996
Depletion and depreciation	411,940	82,562	942,301	152,245	153,964
Accretion of asset retirement obligations	-	-	3,142	2,718	2,257
Unrealized foreign exchange (gain) loss	(28,438)	13,725	106,425	(79,740)	(665)
Future income taxes	(104,821)	1,419	(181,293)	(26,619)	(6,323)
Unrealized risk management loss	2,494	47,756	(2,546)	5,467	(29,164)
Other	4,118	7,527	11,680	10,266	13,392
Change in non-cash working capital	(20,692)	(9,608)	44,350	(23,366)	19,823
Cash from operating activities	10,921	136,365	300,231	178,059	276,128
Cash from financing activities	47,660	71,737	(119,776)	60,725	308,170
Cash used in investing activities	(62,473)	(203,607)	(185,228)	(241,995)	(581,376)

Change in cash	(3,892)	4,495	(4,773)	(3,211)	2,922

Cash, beginning of period	3,892	8,665	8,665	11,876	8,954

Cash, end of period	$-	$13,160	$3,892	$8,665	$11,876

Notes to the consolidated financial statements

a)      Full cost accounting

The full cost method of accounting for crude oil and natural gas operations under Canadian and US GAAP differ in the following respects.

Under US GAAP, an impairment test is applied to ensure the unamortized capitalized costs in each cost centre do not exceed the sum of the present value, discounted at 10%, of the estimated constant dollar, future net operating revenue from proved reserves plus unimpaired unproved property costs less applicable taxes. Under Canadian GAAP, a similar impairment test calculation is performed with the exception that cash flows from proved reserves are undiscounted and utilize forecasted pricing to determine whether impairments exist. If impairment exists, then the amount of the write-down is determined using the fair value of reserves. An expense recorded in one period may not be reversed in a subsequent period even though higher oil and gas prices may have increased the ceiling applicable to the subsequent period. Under SEC regulations, the excess above the ceiling is not expensed if, subsequent to the end of the period, but prior to the release of the financial statements, oil and natural gas prices increase sufficiently such that an excess above the ceiling would have been reduced or eliminated if the increased prices were used in the calculation.

The Company has completed an impairment test calculation at June 30, 2009, based on prices in effect on that date, which indicated an impairment of its oil and natural gas properties of approximately $495.6 million, net of tax (December 31, 2008 - $566.4 million). Subsequent to period end petroleum and natural gas prices improved such that the impairment was limited to $272.7 million, net of tax. As a result, the Company recorded a reduction to property and equipment and an increase to depletion expense of $363.6 million with a corresponding recovery of future income tax and a reduction of future tax expense of $90.9 million (December 31, 2008 - $755.3 million and $188.8 million respectively). The December 31, 2007 impairment test indicated a write down of $105 million, net of tax however natural gas prices, subsequent to period end, improved sufficiently to eliminate this calculated impairment.

Based on spot prices for oil and natural gas as at June 30, 2009, commodity hedges increased the full cost ceiling by $4.3 million, net of income tax (December 31, 2008 - $6.0 million, December 31, 2007 - $1.1 million).

Depletion and depreciation on property and equipment is provided using the unit-of-production method under Canadian and US GAAP. Both methods use proved reserves to determine the rate. However, for Canadian GAAP, proved reserves are determined using forecasted prices whereas US GAAP applies constant prices. This reconciling item resulted in a $15.7 million, net of tax, decrease to depletion and depreciation expense for US GAAP purposes during the period ended June 30, 2009, (June 30, 2008 - $0.9 million, December 31, 2008 - $21.8 million and December 31, 2007 - $0.6 million, increase).

b)      Future income taxes

Under US GAAP, enacted tax rates are used to calculate future taxes, whereas Canadian GAAP uses substantively enacted tax rates. The future income tax adjustments included in the reconciliation of net earnings under Canadian GAAP to US GAAP and the balance sheet effects include the effect of such rate differences, if any, as well as the tax effect of the other reconciling items noted.

US GAAP requires flow-through shares be recorded at their fair value without any adjustment for the renouncement of the tax deductions and any temporary difference resulting from the renouncement must be recognized in the determination of tax expense in the year incurred.

The cumulative retained earnings adjustment relating to flow-through shares issued prior to December 31, 2003 was $30.0 million.

The net future income tax liability (asset) is comprised of:

	As at
	June 30,	As at December 31,
	2009	2008	2007

Future income tax liabilities
Property and equipment	$14,970	$84.825	$249,552
Timing of partnership items	9,764	69,290	43,857
Capital	-	3,170	18,340
Other	2,137	1,806	-
Future income tax assets
Non-capital losses carried forward	(12,331)	(36,714)	(5,422)
Capital loss	(1,888)	-	-
Attributed Canadian royalty income	(2,728)	(7,795)	(7,810)
Asset retirement obligation	(8,719)	(8,572)	(9,177)
Other	-	-	(1,201)

Future income taxes	$1,205	$106,010	$288,139

Net future income taxes	$1,205	$106,010	$288,139
Current portion, net	(3,850)	(2,403)	2,064
Non-current future income taxes	$(2,645)	$103,607	$290,203

c)      Derivative instruments and hedging

On January 1, 2004, the Company adopted, under Canadian GAAP, EIC 128 which required derivatives not designated as hedges to be recorded on the balance sheet as either assets or liabilities at their fair value. Changes in the derivative’s fair value are recognized in current period earnings. Under the transitional rules, any gain or loss at the implementation date was deferred and recognized into revenue over the term of the contract. At January 1, 2007, the Company adopted the CICA Handbook Section 3855. Under the new standard, the deferred loss amount was reclassified as an adjustment to opening retained earnings, net of tax, without restatement of prior periods. At December 31, 2006, under the old rules, the reconciling item resulted in a reduction to earnings of $1.2 million net of tax and at December 31, 2007, under the new rules, the deferred amount was fully recognized in earnings for both Canadian and US GAAP purposes and no reconciling item was required. The Company has not designated any of its financial instruments as hedges for accounting purposes under US or Canadian GAAP.

d)      Deferred financing charges

Under US GAAP, discounts on long-term debt are classified as a reduction of long-term debt. For Canadian GAAP, prior to 2007, discounts were recorded as deferred financing charges. At January 1, 2007, the Company adopted the CICA Handbook Section 3855. Under the standard, deferred financing charges are classified as a reduction of senior term notes, without restating prior years and the Company began amortizing these costs using the effective interest method.

In 2007, as a result of the adoption of 3855, transaction costs, netted within senior term notes under Canadian GAAP, have been reclassified to other assets, to be in compliance with US GAAP.

e)	Defined benefit pension plan

At December 31, 2006, the Company adopted, for US GAAP purposes, SFAS 158, “Employers Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FIBS Statements No. 87, 88, 106 and 132(R)”. These amendments required the Company to recognize the over or under funded status of defined benefit pension plans on the balance sheet as either an asset or liability and to recognize changes in the funding status through other comprehensive income. The transitional provisions, on adoption, required an adjustment to the closing balance of accumulated other comprehensive income. Canadian GAAP currently requires recognition of the accrued benefit or liability and does not require the Company to recognize the funded status of the plan on the balance sheet.

f)      Guarantee

MPP has guaranteed payment of certain obligations of its limited partner under a credit agreement between the limited partner and a syndicate of lenders.  Prior to January 1, 2007, Canadian GAAP only required disclosure of this type of financial arrangement. US GAAP, under FIN 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, requires the fair valuation of the guarantee and the inclusion of the liability in the consolidated balance sheets.

g)      Business combination

On August 15, 2007, the Company closed the acquisition of Stylus. During the five month period prior to close, the Company had acquired 3.7% of the issued and outstanding shares of Stylus on the open market. US GAAP requires retroactive restatement of the initial 3.7% to an equity investment from the date of acquisition to the date of consolidation on change of control. The application of this standard to the acquisition resulted in a fiscal 2007 charge to earnings of $201 thousand net of tax recovery and a corresponding adjustment to goodwill.

h)      Share based payments

On March 1, 2008, the Company implemented a RSU plan as disclosed in note 14b) of the December 31, 2008 consolidated financial statements. Under Canadian GAAP the obligations of the plan are recorded using the intrinsic value method. US GAAP, under SFAS 123 (R), “Share-Based Payment”, measures the obligation using the fair value method. The Company has determined that there was no difference in the obligation using either method.

i)       MPP term financing

In April 2009, the terms of the renewed processing agreement, between the Company and the Mazeppa Processing Partnership (“MPP”), changed sufficiently such that the Company has bi-furcated the payments made to MPP under the agreement between current liabilities, long term liabilities and equity.  Under US GAAP, bi-furcation is not allowed and consequently, we have re-classified the entire amount to current and long term, MPP term financing.

j)       Receivable and payable amounts

	As at
	June 30,	As at December 31,
	2009	2008	2007

Accounts receivable includes the following:
Revenue receivable	$904	$2,096	$3,854
Joint interest receivable	16,194	17,152	16,594
Accruals	21,959	43,161	56,526
Other receivables	788	2,808	6,170

	$39,845	$65,217	$83,144

Accounts payable includes the following:
Trade payables	$11,163	$24,133	$37,155
Royalties payable	482	4,815	5,956
Accruals	39,015	94,881	107,215
Other payables	1,467	1,463	470

	$52,127	$125,292	$150,796

k)      Other current assets

Included in other current assets are amounts relating to the investment in marketable securities, prepaid expenditures, deposits on purchases and provincial crown royalty deposits.

l)       Recent accounting pronouncements

New and revised accounting pronouncements have been evaluated by the Company and it was determined that the following may have a significant impact on the consolidated financial statements:

i)
On January 1, 2009, the Company adopted, for US GAAP purposes, SFAS No. 160, “Non-controlling Interest in Consolidated Financial Statements, an Amendment of ARB No. 51”. Under the standard, the non-controlling interest in a subsidiary is classified as a separate component of equity. Also, the US consolidated statement of earnings presentation requires net earnings to include the amounts attributable to both the parent and the non-controlling interest and to disclose these respective amounts. The presentation changes have been included in the consolidated financial statements as applicable.

ii)
On January 1, 2009, the Company adopted, for US GAAP purposes, SFAS No. 141(R), “Business Combinations”, which replaces SFAS 141. This revised standard requires assets and liabilities acquired in a business combination, contingent consideration, and certain acquired contingencies to be measured at fair value as of the date of acquisition. Also, transaction costs are to be recognized separately from the business combination. The adoption of the standard did not have a material impact on the consolidated financial statements.

iii)
On January 1, 2009, the Company adopted, for US GAAP purposes, SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities”. This statement is intended to improve qualitative disclosure about the objectives and strategies for using derivatives, quantitative data about the fair value of gains and losses on derivative contracts and details of credit-risk-related contingent features in hedged positions and transparency about the location and amounts of derivative instruments in an entity’s financial statements. The Company does not designate any of its financial contracts as hedging instruments and has included additional disclosures in Note 14 of the June 30, 2009 consolidated financial statements sufficient to meet the disclosure requirements of the new standard. Consequently, the adoption of the standard did not have a material impact on the consolidated financial statements.

iv)
On April 1, 2009 the Company adopted for US GAAP purposes, SFAS No. 165 “Subsequent Events” which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or available to be issued.   The adoption of this standard did not have a material impact on the consolidated financial statements.

v)
In December 2009, the Company will be required to adopt, for US GAAP purposes SFAS No. 132(R) -1 “Employers Disclosures About Postretirement Benefit Plan Assets”. This position provides guidance on disclosures about plan assets of a defined benefit pension or other postretirement plans. This requirement is effective for fiscal years ending after December 15, 2009. The Company does not expect the adoption of this standard to have a material impact on the consolidated financial statements.

vi)
In 2010, the Company will be required to adopt for US GAAP purposes, SFAS No. 167, “Amendments to FASB Interpretation No. 46(R)” (Consolidation of Variable Interest Entities). The revised standard changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting or similar rights should be consolidated. The statement also requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity and requires enhanced disclosures about an enterprise’s involvement in a variable interest entity. The standard is effective at the beginning of the first annual reporting period after November 15, 2009. The Company does not expect the adoption of this standard to have a material impact on the consolidated financial statements.